UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Tanger, Steven B.
   3200 Northline Avenue, Suite 360


   Greensboro, NC 27408
2. Issuer Name and Ticker or Trading Symbol
   Tanger Factory Outlet Centers, Inc. (SKT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/5/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President,
   Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/03/03    M        4,000         A  $22.50000                   D  Direct
Common Stock                                  03/03/03    S        4,000 (1)     D  $29.70000                   D  Direct
Common Stock                                  03/04/03    M        3,000         A  $22.50000                   D  Direct
Common Stock                                  03/04/03    S        3,000 (1)     D  $29.65000                   D  Direct
Common Stock                                  03/05/03    M        4,000         A  $22.50000                   D  Direct
Common Stock                                  03/05/03    S        4,000 (1)     D  $29.78250    0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Limited Partnership Unit Option$22.50000       03/03/03       M                          4,000                         07/19/03
 (right to buy) (2)
Limited Partnership Unit Option$22.50000       03/04/03       M                          3,000                         07/19/03
 (right to buy) (2)
Limited Partnership Unit Option$22.50000       03/05/03       M                          4,000                         07/19/03
 (right to buy) (2)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Limited Partnership Unit Option03/03/03  Common Stock                   4,000                                   D   Direct
 (right to buy) (2)
Limited Partnership Unit Option03/04/03  Common Stock                   3,000                                   D   Direct
 (right to buy) (2)
Limited Partnership Unit Option03/05/03  Common Stock                   4,000                     109,000       D   Direct
 (right to buy) (2)

Explanation of Responses:

(1)
Securities sold pursuant to a plan intended to comply with Rule 10b5-1, previously adopted on November 19, 2002, to direct the exerc ise of options that expire under their terms on July 19, 2003.
(2)
Options to purchase limited partnership units, granted pursuant to the Tanger Properties Limited Partnership Unit Option Plan.  Each
 unit obtained upon exercise of option is exchangeable for common stock on a one-for-one basis, except under certain circumstances t
o preserve the Company's status as a real estate investment trust for income tax purposes.

SIGNATURE OF REPORTING PERSON
/S/ By: Thomas J. Guerrieri Jr.
    For: Steven B. Tanger
DATE 03/05/03